March 4, 2025

Yongwei Hu
Chief Executive Officer
Bon Natural Life Limited
C601, Gazelle Valley, No.69 Jinye Road
Xi   an Hi-tech Zone, Xi   an, China

       Re: Bon Natural Life Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed March 3, 2025
           File No. 333-283333
Dear Yongwei Hu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-1
Cover Page

1. We note your amended disclosure and response to prior comment 2 and reissue in part. It appears that the exercise price of your Series B Warrants could increase, and if it were to do so, then there could be more than 130,000,000 Class A Ordinary Shares underlying the Series B Warrants. Please advise or revise the header, the cover page narrative and the Summary to highlight the maximum number of shares that could be issued upon exercise of your Series B warrants. For guidance, refer to Regulation S-K,
       Item 501(b)(2).
 March 4, 2025
Page 2

       Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Cassi Olson, Esq.